EXHIBIT 77 to Neuberger Berman California
Intermediate Municipal Fund NSAR
06/30/08

File Number: 81121167
CIK Number: 0001178840

SubItem 77Q1

The following amendment has been made to the Amended and Restated ByLaws of Neuberger Berman California Intermediate
Municipal Fund:

Section 1 of Article IV, relating to the establishment of committees of the Fund, was amended to allow members of a committee to select the chair and vicechair of that committee.